

April 1, 2011

J. Thomas Mason, Esq.
Executive Vice President,
General Counsel and Secretary
M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, OH 43219

    Re: M/I Homes, Inc.
          Registration Statement on Form S-4
          Filed March 7, 2011
          File No. 333-172653

          Form 10-K for the Fiscal Year Ended December 31, 2010
          Filed March 1, 2011
          File No. 001-12434

Dear Mr. Mason:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed on March 7, 2011

Prospectus Cover Page

1. We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently

represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time for midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Table of Contents, page i

2. Pursuant to Item 2(2) of Form S-4, please specify the date by which security holders must request the business and financial information incorporated by reference.

Prospectus Summary, page 1

3. In the first full paragraph, we note your statement "[t]his is not intended to be a complete description of the matters covered in this prospectus, and is subject, and qualified in its entirety by reference, to the more detailed information contained and incorporated by reference in this prospectus." Please remove this sentence, as a summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms.

4. We note your statement in the third paragraph that you are "the leading homebuilder in the Columbus, Ohio market . . . ." Please provide supplemental support for this statement or disclose that it is your belief.

Risk Factors, page 11

5. Please remove the last sentence of the first full paragraph. All material risks should be described. If risks are not deemed material, you should not reference them.

Description of Other Indebtedness, page 36

6. For each agreement discussed in this section that prescribes covenants, please revise your disclosure to discuss the covenants relating to these agreements in more detail by disclosing the financial and other covenants, identifying the levels and ratios required by the covenant, and disclosing the company's actual levels and ratios corresponding to each covenant.

Homebuilding Credit Facility, page 36

7. Please remove the statement in the first paragraph that "We urge you to read the Credit Agreement because it, and not this description, defines the terms of the Credit Facility." In this regard, we note that you are required to disclose the material terms of the agreement and this statement suggests that you have not done so. We also note that investors are entitled to rely solely on the disclosure contained in the prospectus. Please also comply with this comment in the first paragraph under "Homebuilding Letter of

Credit Facilities" on page 37, in the first paragraph under "M/I Financial Credit Facility" on page 38, in the first paragraph under "M/I Financial Mortgage Repurchase Facility" on page 39, and in the first paragraph under "2012 Senior Notes" on page 40.

The Exchange Offer, page 42

8. We note the first sentence in the third full paragraph on page 42. Please remove this sentence. First, a summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms. Second, you may not qualify information in the prospectus by reference to information outside the prospectus.

Expiration Time; Extensions; Amendments, page 43

9. We note that you reserve the right "to delay accepting any original notes." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, please state so.

10. We note your reservation of the right to amend the terms of the offer and your subsequent discussion regarding extending the offer if you amend it in a manner that you determine constitutes a material change. Please revise this discussion so that your reference to "material change" expressly includes a waiver of a material condition.

Return of Notes, page 49

11. We note your statement that you "will return such unaccepted, withdrawn or non-exchanged original notes without cost to the tendering holder as promptly as practicable." Rule 14e-1(c) requires that you return the original notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Conditions to the Exchange Offer, page 49

12. We note that two of the conditions permit you to make a good faith determination and that you may determine that one or more of the conditions have occurred in your reasonable discretion. Please revise your disclosure to include only objective standards for the determination of whether a condition has been satisfied.

13. We note your statement on page 50 that, if you determine that one of the conditions has occurred, you may refuse to accept any original notes and return all tendered original notes to the respective holders. Please note that all offer conditions, except those related to the receipt of government regulatory approvals, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the original notes for

exchange. Please revise your disclosure accordingly. This comment also applies to your disclosure in the penultimate paragraph on page six in the Letter of Transmittal.

14. Please provide us with your views whether or not waiver of any of the conditions will constitute a material change requiring that at least five business days remain in the offer after notice of such waiver.

Description of Notes, page 54

15. We note your second sentence in the fifth full paragraph on page 54. Please remove this sentence since a summary, by its nature, is not complete and the statement suggests that you have not summarized all material terms.

No Personal Liability of Directors, Officers, Employees and Shareholders, page 74

16. Please revise to clearly disclose that the waiver will not be effective to waive liabilities under the federal securities laws of the United States because any agreement to waive the requirements of the federal securities laws of the United States is void under section 14 of the Securities Act.

Material U.S. Federal Income Tax Consequences, page 93

17. Please remove the word "certain" from the first sentence of the first paragraph on page 93 and the subsequent discussion. All material tax considerations should be described.

18. Please remove the disclaimer in the last paragraph of this section on page 98 that the disclosure in this section is provided for "general information only".

Exhibit 5.1 – Legal Opinion of Vorys, Sater, Seymour & Pease LLP

19. The assumption on page 3 that "we have assumed that the terms of the Original Notes and the Exchange Notes have been established in accordance with the terms of the Indenture" appears to be inappropriate. Please advise or have counsel revise its opinion to remove the assumption.

20. Please tell us why counsel has expressly carved out from its opinion the waiver of rights or defenses contained in the indenture and exchange act notes and whether acceleration of the exchange notes may affect the collectability of any portion of the stated principal amount thereof which might be determined to constitute unearned interest thereon. Alternatively, please have counsel remove these statements. Please note that we may have additional comments based on your response.

Supplemental Letter Submitted on March 7, 2011

21. Please note that the Exxon Capital Holdings Corp. no-action letter was issued on May 13, 1988. Please revise paragraph one accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

22. Please note that your Part III information, incorporated by reference to your Definitive Proxy Statement on Schedule 14A filed on March 31, 2011, is currently under review and comments will follow our review of your next amendment to the Form S-4.

Business, page 4

23. We note your statements on page 23 that the residential construction industry has experienced significant material and labor shortages in insulation, drywall, brick, cement, and certain areas of carpentry and framing, as well as fluctuations in lumber prices and supplies. We further note your statement on page 8 that you did not experience any significant issues with availability of building materials or skilled labor during 2010. In future filings, please expand your disclosure to discuss the sources and availability of building materials and skilled labor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 44

24. We note your disclosure of a measure described as "adjusted cash flows from operations" which you identify as a non-GAAP measure. We are unable to locate your reconciliation disclosures as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please modify your document to provide the required non-GAAP measure disclosures.

25. We note that, as of December 31, 2010, you were in compliance with all the covenants of the Letter of Credit Facilities, the MIF Credit Agreement, the MIF Mortgage Repurchase Agreement, and under the indentures governing the 2012 Senior Notes and the 2018 Senior Notes. In future filings, please discuss the covenants relating to these agreements in more detail by disclosing the financial and other covenants, identifying the levels and ratios required by the covenant, and disclosing the company's actual levels and ratios corresponding to each covenant.

Financial Statements

Note 5 – Fair Value Measurements and Derivatives

Assets Measured on a Non-Recurring Basis

Operating Communities, page 71

26. We note your disclosure which indicates you consider external factors that "may include…" competing products in the geographic area. Please tell us and disclose the extent to which you consider short sale transactions and foreclosures in the existing housing markets in your impairment analysis. If you do not believe such transactions should be considered, please explain to us the basis for your conclusion.

Exhibits, page 98

27. We note that you incorporate certain credit agreements contained in Exhibits 10.4, 10.5, and 10.12 by reference to exhibits contained in previously filed Exchange Act filings. However, it does not appear that you filed all the schedules and exhibits to these agreements when you initially filed them. If these schedules and exhibits have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full credit agreement and amendments to the credit agreement, including all schedules and exhibits.

Exhibits 31.1 and 31.2 – Section 302 Certifications

28. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not replace the phrase "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" with "fourth fiscal quarter" in paragraph 4(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Adam K. Brandt, Esq.
        Vorys, Sater, Seymour and Pease LLP
        52 East Gay Street
        P.O. Box 1008
        Columbus, OH 43216-1008